Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 14

(to prospectus dated August 10, 2023)

GOODNESS GROWTH HOLDINGS, INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Current Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2024. Accordingly, we have attached such report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023 (the “Fifth Amendment”); (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “GDNS” and quoted on the OTCQX under the symbol “GDNSF”. On May 2, 2024, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.73 and the closing sale price of our subordinate voting shares on the OTCQX was $0.46.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-56225

GOODNESS GROWTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	82-3835655
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

207 South 9th Street, Minneapolis, MN	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☑    No  ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☑    No   ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	◻
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ◻    No  ☑

As of May 3, 2024, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares –111,041,230; Multiple Voting Shares –320,851; and Super Voting Shares – 0.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S Dollars, unaudited)

	March 31,	December 31,
	2024	2023
Assets
Current assets:
Cash	$12,603,903	$15,964,665
Accounts receivable, net of credit losses of $205,894 and $254,961, respectively	2,753,673	3,086,640
Income tax receivable	12,102,916	12,278,119
Inventory	19,357,250	19,285,870
Prepayments and other current assets	1,046,127	1,336,234
Notes receivable, current	3,750,000	3,750,000
Warrants held	3,265,231	1,937,352
Assets Held for Sale	92,297,445	91,213,271
Total current assets	147,176,545	148,852,151
Property and equipment, net	23,541,445	23,291,183
Operating lease, right-of-use asset	11,118,882	2,018,163
Intangible assets, net	8,513,765	8,718,577
Deposits	533,745	383,645
Total assets	$190,884,382	$183,263,719
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$7,970,158	$7,674,389
Long-Term debt, current portion	60,896,288	60,220,535
Right of use liability	882,457	890,013
Uncertain tax liability	26,116,000	22,356,000
Liabilities held for sale	88,373,080	88,326,323
Total current liabilities	184,237,983	179,467,260
Right-of-use liability	19,635,409	10,543,934
Other long-term liabilities	176,257	155,917
Convertible debt, net	9,410,053	9,140,257
Total liabilities	213,459,702	199,307,368

Commitments and contingencies (refer to Note 17)

Stockholders’ deficiency
Subordinate Voting Shares ($- par value, unlimited shares authorized; 111,041,230 shares issued and outstanding at March 31, 2024 and 110,007,030 at December 31, 2023)	—	—
Multiple Voting Shares ($- par value, unlimited shares authorized; 320,851 shares issued and outstanding at March 31, 2024 and 331,193 at December 31, 2023)	—	—
Super Voting Shares ($- par value; unlimited shares authorized; 0 shares issued and outstanding at March 31, 2024 and December 31, 2023)	—	—
Additional Paid in Capital	187,564,192	187,384,403
Accumulated deficit	(210,139,512)	(203,428,052)
Total stockholders' deficiency	$(22,575,320)	$(16,043,649)
Total liabilities and stockholders' deficiency	$190,884,382	$183,263,719

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(In U.S. Dollars, except per share amounts, unaudited)

	Three Months Ended
	March 31,
	2024	2023
Revenue	$24,087,315	$19,088,423
Cost of sales
Product costs	12,146,888	9,578,211
Inventory valuation adjustments	(304,000)	(10,000)
Gross profit	12,244,427	9,520,212
Operating expenses:
Selling, general and administrative	7,051,613	7,156,835
Stock-based compensation expenses	179,789	1,675,594
Depreciation	73,547	159,511
Amortization	180,034	159,766
Total operating expenses	7,484,983	9,151,706

Income (loss) from operations	4,759,444	368,506

Other income (expense):
Gain (loss) on disposal of assets	(120,856)	—
Interest expenses, net	(8,722,637)	(7,134,789)
Other income (expenses)	1,317,589	22,313
Other income (expenses), net	(7,525,904)	(7,112,476)

Loss before income taxes	(2,766,460)	(6,743,970)

Current income tax expenses	(3,945,000)	(1,725,000)
Deferred income tax recoveries	—	63,000
Net loss and comprehensive loss	(6,711,460)	(8,405,970)
Net loss per share - basic and diluted	$(0.05)	$(0.07)
Weighted average shares used in computation of net loss per share - basic and diluted	143,126,330	128,126,330

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

(In U.S. Dollars, unaudited)

	Common Stock
	SVS		MVS		Super Voting Shares				Total
							Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity (deficiency)
Balance, January 1, 2023	86,721,030	$—	348,642	$—	65,411	$—	$181,321,847	$(177,880,963)	$3,440,884
Stock-based compensation	—	—	—	—	—	—	1,675,594	—	1,675,594
Obligation to issue shares	—	—	—	—	—	—	1,221,837	—	1,221,837
Net Loss	—	—	—	—	—	—	—	(8,405,970)	(8,405,970)
Balance at March 31, 2023	86,721,030	$—	348,642	$—	65,411	$—	$184,219,278	$(186,286,933)	$(2,067,655)

Balance, January 1, 2024	110,007,030	—	331,193	—	—	—	187,384,403	(203,428,052)	(16,043,649)
Conversion of MVS shares	1,034,200	—	(10,342)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	179,789	—	179,789
Net Loss	—	—	—	—	—	—	—	(6,711,460)	(6,711,460)
Balance at March 31, 2024	111,041,230	$—	320,851	$—	—	$—	$187,564,192	$(210,139,512)	$(22,575,320)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, unaudited)

	For the Three Months Ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,711,460)	$(8,405,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory valuation adjustments	(304,000)	(10,000)
Depreciation	73,547	159,511
Depreciation capitalized into inventory	560,180	734,087
Non-cash operating lease expense	103,564	206,290
Amortization of intangible assets	180,034	159,766
Amortization of intangible assets capitalized into inventory	24,778	—
Stock-based payments	179,789	1,675,594
Warrants held	(1,327,879)	—
Interest Expense	2,015,889	1,398,848
Deferred income tax	—	(63,000)
Accretion	52,815	394,573
Loss (gain) on disposal of assets	120,856	—
Change in operating assets and liabilities:
Accounts Receivable	348,817	24,448
Prepaid expenses	290,106	513,902
Inventory	299,252	(1,230,547)
Income taxes	175,203	1,807,364
Uncertain tax position liabilities	3,760,000	—
Accounts payable and accrued liabilities	174,340	(1,141,057)
Changes in operating lease liabilities	(168,746)	—
Change in assets and liabilities held for sale	(1,037,417)	(18,767)
Net cash provided by (used in) operating activities	(1,190,332)	(3,794,958)

CASH FLOWS FROM INVESTING ACTIVITIES:
PP&E Additions	(899,264)	(197,827)
Deposits	(150,100)	(522,375)
Net cash provided by (used in) investing activities	(1,049,364)	(720,202)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt principal payments	(1,050,000)	—
Lease principal payments	(71,066)	(288,574)
Net cash provided by (used in) financing activities	(1,121,066)	(288,574)

Net change in cash	(3,360,762)	(4,803,734)

Cash, beginning of period	15,964,665	15,149,333

Cash, end of period	$12,603,903	$10,345,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Summary

Goodness Growth Holdings, Inc. (“Goodness Growth” or the “Company”) (formerly, Vireo Health International, Inc.) was incorporated under the Alberta Business Corporations Act on November 23, 2004. The Company was previously listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “VREO”. On June 9, 2021, the Company changed its name to Goodness Growth Holdings, Inc. and its ticker symbol on the CSE to “GDNS.”

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Goodness Growth operates cannabis cultivation, production, and dispensary facilities in Maryland, Minnesota, and New York, and formerly in Arizona and New Mexico.

While marijuana and CBD-infused products are legal under the laws of several U.S. states (with vastly differing restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but adult-use as “still a violation of federal law.” At the present time, the distinction between “medical marijuana” and “adult-use marijuana” does not exist under U.S. federal law.

On January 31, 2022, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) with Verano Holdings Corp. (“Verano”), pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”). Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a subordinate voting share of Verano (each a “Verano Subordinate Voting Share”), subject to adjustment as described below (the “Exchange Ratio”), for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of the $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported grounds for termination of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano’s compliance with document production.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery.  The Company also prepared materials in anticipation of seeking summary determination of its claim.

Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

The termination of the Arrangement Agreement gives rise to substantial doubt about the Company’s ability to continue as a going concern. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as a going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the United States Securities and Exchange Commission (“SEC”) on April 1, 2024, (the "Annual Financial Statements"), as amended on April 29, 2024. There have been no material changes to the Company’s significant accounting policies.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements reflect the accounts of the Company. The information included in these statements should be read in conjunction with the Annual Financial Statements. The unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results for the full year. These unaudited interim condensed consolidated financial statements include estimates and assumptions of management that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates.

Basis of consolidation

These unaudited condensed consolidated financial statements include the accounts of the following entities wholly owned, or effectively controlled by the Company during the period ended March 31, 2024:

Name of entity	Place of incorporation
Vireo Health, Inc.	Delaware, USA
Vireo Health of New York, LLC	New York, USA
Minnesota Medical Solutions, LLC	Minnesota, USA
MaryMed, LLC	Maryland, USA
Vireo of Charm City, LLC	Maryland, USA
Vireo Health of Massachusetts, LLC	Delaware, USA
Mayflower Botanicals, Inc.	Massachusetts, USA
Resurgent Biosciences, Inc.	Delaware, USA
Vireo Health of Puerto Rico, LLC	Delaware, USA
Vireo Health de Puerto Rico, Inc.	Puerto Rico
XAAS Agro, Inc.	Puerto Rico
Vireo Health of Nevada 1, LLC	Nevada, USA
Verdant Grove, Inc.	Massachusetts, USA

The entities listed are wholly owned or effectively controlled by the Company and have been formed or acquired to support the intended operations of the Company, and all intercompany transactions and balances have been eliminated in the Company's unaudited condensed consolidated financial statements. Red Barn Growers, Inc. and all New Mexico assets and liabilities were divested in June of 2023.

Recently adopted accounting pronouncements

None.

Net loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of common shares outstanding for the reported period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares and the number of potential dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive common share equivalents consist of stock options, warrants, and restricted stock units.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. The Company recorded a net loss for the three month periods ended March 31, 2024, and 2023, presented in these financial statements, and as such there is no difference between the Company’s basic and diluted net loss per share for these periods.

The anti-dilutive shares outstanding for the three month period ending March 31, 2024, and 2023 were as follows:

	March 31,
	2024	2023
Stock options	29,945,511	28,566,282
Warrants	19,437,649	3,187,649
RSUs	2,543,011	3,102,765
Convertible debt	71,569,927	—
Total	123,496,098	34,856,696

Revenue Recognition

The Company’s primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company’s retail revenue is from the direct sale of cannabis products to adult-use and medical customers.

The following table represents the Company’s disaggregated revenue by source:

	Three Months Ended March 31,
	2024	2023
Retail	$19,599,440	$16,471,799
Wholesale	4,487,875	2,616,624
Total	$24,087,315	$19,088,423

New accounting pronouncements not yet adopted

ASU 2023-07 In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has not adopted the standard for the interim periods presented herein, but will adopt the standard on or before December 31, 2024. This ASU will result in additional required disclosures when adopted, where applicable.

ASU 2023-09 In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

3. Business Combinations and Dispositions

Assets Held for Sale

As of March 31, 2024, the Company identified property and equipment, deposits, and lease assets and liabilities associated with the businesses in New York, Nevada, and Massachusetts with carrying amounts that are expected to be recovered principally through sale or disposal rather than through continuing use. The sale of these assets and liabilities is highly probable, they can be sold in their immediate condition, and the sales are expected to occur within the next twelve months.

As such, these assets and liabilities have been classified as “held for sale.” Management does not believe these divestitures represent a strategic shift that has or will have a major effect on an entity’s operations and financial results, and as such, none of these divestitures are considered a discontinued operation. The carrying value of these net assets did not exceed fair value less expected cost to sell, and as such, the Company recorded no impairment loss. Assets and liabilities held for sale are as follows:

Assets held for sale	March 31,	December 31,
	2024	2023
Property and equipment	$87,333,100	$86,864,965
Intangible assets	662,500	662,500
Operating lease, right-of-use asset	3,381,612	3,381,612
Deposits	920,233	304,194
Total assets held for sale	$92,297,445	$91,213,271

Liabilities held for sale
Right of Use Liability	$88,373,080	$88,326,323
Total liabilities held for sale	$88,373,080	$88,326,323

Current assets and liabilities held by our New York business have not been classified as held for sale. Pre-tax operating losses attributable to the New York business were $3,698,934 for the three months ended March 31, 2024.

4. Fair Value Measurements

The Company complies with ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Items measured at fair value on a non-recurring basis

The Company’s non-financial assets, such as prepayments and other current assets, long lived assets, including property and equipment and intangible assets, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. No indicators of impairment existed as of March 31, 2024, and therefore no impairment charges were recorded.

The carrying value of the Company’s accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, long-term debt, and convertible debt approximates fair value as they bear a market rate of interest.

The carrying value of the Company’s warrants held  utilize Level 3 inputs given there is no market activity for the asset. The inputs used are further described in Note 19.

5. Accounts Receivable

Trade receivables are comprised of the following items:

	March 31,	December 31,
	2024	2023
Trade receivable	$1,862,555	$2,256,763
Tax withholding receivable	174,660	174,660
Other	716,458	655,217
Total	$2,753,673	$3,086,640

Included in the trade receivables, net balance at March 31, 2024, and December 31, 2023, is an allowance for doubtful accounts of  $46,619 and $95,686 respectively. Included in the tax withholding receivable, net balance at March 31, 2024, and December 31, 2023, is an allowance for doubtful accounts of $159,275.

6. Inventory

Inventory is comprised of the following items:

	March 31,	December 31,
	2024	2023
Work-in-progress	$13,154,921	$13,058,348
Finished goods	5,318,269	5,278,331
Other	884,060	949,191
Total	$19,357,250	$19,285,870

Inventory is written down for any obsolescence, spoilage and excess inventory or when the net realizable value of inventory is less than the carrying value. Inventory valuation adjustments included in cost of sales on the statements of net loss and comprehensive loss is comprised of the following:

	March 31,
	2024	2023
Work-in-progress	$(188,200)	$15,072
Finished goods	(115,800)	(25,072)
Total	$(304,000)	$(10,000)

7. Prepayments and other current assets

Prepayments and other current assets are comprised of the following items:

	March 31,	December 31,
	2024	2023
Prepaid Insurance	$641,365	$806,610
Other Prepaid Expenses	404,762	529,624
Total	$1,046,127	$1,336,234

8. Property and Equipment, Net

Property and equipment, net consisted of the following:

	March 31,	December 31,
	2024	2023
Land	$863,105	$863,105
Buildings and leasehold improvements	15,204,145	15,124,915
Furniture and equipment	7,035,631	7,807,250
Software	39,388	242,204
Vehicles	271,769	284,000
Construction-in-progress	986,391	128,220
Right of use asset under finance lease	7,938,138	7,938,138
	32,338,567	32,387,832
Less: accumulated depreciation	(8,797,122)	(9,096,649)
Total	$23,541,445	$23,291,183

For the three months ended March 31, 2024, and 2023, total depreciation on property and equipment was $633,728 and $893,598, respectively. For the three months ended March 31, 2024, and 2023, accumulated amortization of the right of use asset under finance lease amounted to $2,507,998 and $1,934,235, respectively. The right of use asset under finance lease of $7,938,138 consists of leased processing and cultivation premises. The Company capitalized into inventory $560,180 and $734,087 relating to depreciation associated with manufacturing equipment and production facilities for the three months ended March 31, 2024, and 2023, respectively. The capitalized depreciation costs associated are added to inventory and expensed through Cost of Sales Product Cost on the unaudited condensed consolidated statements of net loss and comprehensive loss.

As of March 31, 2024, in conjunction with the Company’s held for sale assessment and disposal of certain long-lived assets, the Company evaluated whether property and equipment showed any indicators of impairment, and it was determined that the recoverable amount of certain net assets was above book value. As a result, the Company recorded no impairment charge (2023 - $0) on property and equipment, net.

9. Leases

Components of lease expenses are listed below:

	March 31,	March 31,
	2024	2023
Finance lease cost
Amortization of ROU assets	$143,441	$270,935
Interest on lease liabilities	3,544,177	2,725,966
Operating lease costs	432,444	590,920
Total lease costs	$4,120,062	$3,587,821

Future minimum lease payments (principal and interest) on the leases are as follows:

	Operating Leases	Finance Leases
	March 31, 2024	March 31, 2024	Total
2024	$1,673,583	$10,183,227	$11,856,810
2025	3,047,603	13,773,155	16,820,758
2026	2,727,346	14,183,661	16,911,007
2027	2,474,144	14,606,527	17,080,671
2028	2,254,049	15,042,128	17,296,177
Thereafter	7,824,515	218,572,918	226,397,433
Total minimum lease payments	$20,001,240	$286,361,616	$306,362,856
Less discount to net present value	(4,750,354)	(192,721,556)	(197,471,910)
Less liabilities held for sale	(3,096,598)	(85,276,482)	(88,373,080)
Present value of lease liability	$12,154,288	$8,363,578	$20,517,866

The Company has entered into various lease agreements for the use of buildings used in production and retail sales of cannabis products.

On February 22, 2024, the Company executed a lease with its landlord on a site for cannabis cultivation and manufacturing facilities. Per the terms of the lease the landlord agreed to provide the Company with $2,000,000 of tenant improvement allowances. Rent payments will not commence until January 1, 2025, at which time monthly base rent will be $82,500. Starting January 1, 2025, the Company has the option to purchase the property. The initial purchase price is $13,000,000 increasing by 3% at the start of each calendar year until the option expires on December 31, 2028. The lease expires on December 31, 2034.

On February 24, 2023, the Company signed the fourth amendment to the existing lease agreements for the cultivation and processing facilities in New York. The amendment provides for additional tenant improvements of $4,000,000 and increases base rent by $50,000 a month.

Supplemental cash flow information related to leases:

	March 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Lease principal payments - finance	$71,066	$288,574
Lease principal payments - operating	168,554	—
Non-cash additions to ROU assets	9,270,915	4,054,328
Amortization of operating leases	170,196	309,747

Other information about lease amounts recognized in the financial statements:

	March 31,
	2024	2023
Weighted-average remaining lease term (years) – operating leases	8.08	4.67
Weighted-average remaining lease term (years) – finance leases	16.82	17.57
Weighted-average discount rate – operating leases	8.58%	15.00%
Weighted-average discount rate – finance leases	16.21%	15.33%

10. Goodwill

The following table shows the change in carrying amount of goodwill:

Goodwill - December 31, 2022	$183,836
Divestitures (Note 3)	(183,836)
Goodwill - December 31, 2023 and March 31, 2024	$—

The Company has no goodwill as of March 31, 2024. As such, no further impairment testing procedures were performed.

11. Intangibles

Intangible assets are comprised of the following items:

Licenses & Trademarks
Balance, December 31, 2022	$8,776,946
Divestitures	(409,239)
Additions	1,090,919
Amortization	(728,419)
Write off	(11,630)
Balance, December 31, 2023	$8,718,577
Amortization	(204,812)
Balance, March 31, 2024	$8,513,765

Amortization expense for intangibles was $204,812 and $159,766 during the three months ended March 31, 2024 and 2023, respectively. Amortization expense is recorded in operating expenses on the unaudited condensed consolidated statements of net loss and comprehensive loss.

The Company estimates that amortization expense will be $819,655 per year for the next five fiscal years.

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following items:

	March 31,	December 31,
	2024	2023
Accounts payable – trade	$2,111,125	$1,769,346
Accrued Expenses	4,626,887	4,852,648
Taxes payable	346,450	218,563
Contract liability	885,696	833,832
Total accounts payable and accrued liabilities	$7,970,158	$7,674,389

13. Long-Term Debt

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company repaid the note in full during the three months ended March 31, 2024.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal.  The remaining principal balance of $1,000,000 is due on November 19, 2024, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind (“PIK”) interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of loss and comprehensive loss for the three months ended March 31, 2024 and 2023.The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to PIK interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of March 31, 2024, $201,015 (December 31, 2023 - $1,524,531) of deferred financing costs remain unamortized.

The following table shows a summary of the Company’s long-term debt:

	March 31,	December 31,
	2024	2023
Beginning of year	$60,220,535	$58,028,604
Principal repayments	(1,050,000)	(2,976,362)
Deferred financing costs	—	(1,407,903)
PIK interest	1,323,516	1,607,032
Amortization of deferred financing costs	402,237	4,969,164
End of period	60,896,288	60,220,535
Less: current portion	60,896,288	60,220,535
Total long-term debt	$—	$—

As of March 31, 2024, stated maturities of long-term debt were as follows:

2024	$60,896,288
Total	$60,896,288

14. Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% PIK. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all PIK and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid PIK interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of  March 31, 2024 $967,587 (December 31, 2023 - $1,083,697) of deferred financing costs remain unamortized.

The following table shows a summary of the Company’s convertible debt:

	March 31,	December 31,
	2024	2023
Beginning of year	$9,140,257	$—
Proceeds	—	10,000,000
Deferred financing costs	—	(1,346,793)
PIK interest	153,686	223,954
Amortization of deferred financing costs	116,110	263,096
End of year	$9,410,053	9,140,257
Less: current portion	—	—
Total convertible debt	$9,410,053	$9,140,257

15. Stockholders’ Equity

Shares

The Company’s certificate of incorporation authorized the Company to issue the following classes of shares with the following par value and voting rights as of March 31, 2024. The liquidation and dividend rights are identical among shares equally in the Company’s earnings and losses on an as converted basis.

	Par Value	Authorized	Voting Rights
Subordinate Voting Share (“SVS”)	—	Unlimited	1 vote for each share
Multiple Voting Share (“MVS”)	—	Unlimited	100 votes for each share
Super Voting Share	—	Unlimited	1,000 votes for each share

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to one hundred votes for each Multiple Voting Share held.

Multiple Voting Shares each have the restricted right to convert to one hundred Subordinate Voting Shares subject to adjustments for certain customary corporate changes.

Super Voting Shares

Holders of Super Voting Shares are entitled to one thousand votes per Super Voting Share. Each Super Voting share is convertible into one Multiple Voting Share.

Shares Issued

During the three months ended March 31, 2024, 10,342 Multiple Voting Shares were redeemed for 1,034,200 Subordinate Voting Shares.

16. Stock-Based Compensation

Stock Options

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units, or other awards. Under the terms of the plan, a total of ten percent of the number of shares outstanding assuming conversion of all super voting shares and multiple voting shares to subordinate voting shares are permitted to be issued. The exercise price for incentive stock options issued under the plan will be set by the committee but will not be less 100% of the fair market value of the Company’s shares on the date of grant. Incentive stock options have a maximum term of 10 years from the date of grant. The incentive stock options vest at the discretion of the Board of Directors.

Options granted under the equity incentive plan were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31,		March 31,
	2024		2023
Risk-Free Interest Rate	N/A		3.84%
Weighted Average Exercise Price	N/A		$0.28
Weighted Average Stock Price	N/A		$0.17
Expected Life of Options (years)	N/A		5.85
Expected Annualized Volatility	N/A	%	100.00%
Grant Fair Value	N/A		$0.13
Expected Forfeiture Rate	N/A		N/A
Expected Dividend Yield	N/A		N/A

Stock option activity for the three months ended March 31, 2024, and for the year ended December 31, 2023, is presented below:

		Weighted Average	Weighted Avg.
	Number of Options	Exercise Price	Remaining Life
Balance, December 31, 2022	23,547,558	$0.66	7.30
Forfeitures	(4,137,079)	0.82	—
Granted	10,558,845	0.25	6.42
Balance, December 31, 2023	29,969,324	$0.50	6.18
Forfeitures	(23,813)	1.19	—
Options Outstanding at March 31, 2024	29,945,511	$0.50	5.93

Options Exercisable at March 31, 2024	24,596,552	$0.42	5.53

During the three month periods ended March 31, 2024 and 2023, the Company recognized $86,732 and $1,399,258 in stock-based compensation relating to stock options, respectively. As of March 31, 2024, the total unrecognized compensation costs related to unvested stock options awards granted was $416,563. In addition, the weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 1.7 years. The total intrinsic value of stock options outstanding and exercisable as of March 31, 2024, was $3,388,310 and $2,973,949, respectively.

The Company does not estimate forfeiture rates when calculating compensation expense. The Company records forfeitures as they occur.

Warrants

Subordinate Voting Share (SVS) warrants entitle the holder to purchase one subordinate voting share of the Company. Multiple Voting Share (MVS) warrants entitle the holder to purchase one multiple voting share of the Company.

A summary of the warrants outstanding is as follows:

	Number of	Weighted Average	Weighted Average
SVS Warrants	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2022	150,000	$1.49	2.00
Granted	16,250,000	0.20	5.00
Warrants outstanding at December 31, 2023	16,400,000	$0.21	4.57
Granted	—	—	—
Warrants outstanding at March 31, 2024	16,400,000	$0.21	4.32

Warrants exercisable at March 31, 2024	16,400,000	$0.21	4.32

	Number of	Weighted Average	Weighted Average
SVS Warrants Denominated in C$	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2022	3,037,649	$3.50	3.23
Granted	—	—	—
Warrants outstanding at December 31, 2023	3,037,649	$3.50	2.23
Granted	—	—	—
Warrants outstanding at March 31, 2024	3,037,649	$3.50	1.98

Warrants exercisable at March 31, 2024	3,037,649	$3.50	1.98

During the three months ended March 31, 2024, and 2023, $0 in stock-based compensation expense was recorded in connection with outstanding warrants.

Restricted Stock Units (“RSUs”)

The expense associated with RSUs is based on the closing share price of the Company’s subordinate voting shares on the business day immediately preceding the grant date, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The Company currently has RSUs that vest over a three year period. The awards are generally subject to forfeiture in the event of termination of employment. During the three months ended March 31, 2024, the Company recognized $93,057 and $276,336, respectively, in stock-based compensation expense related to RSUs.

A summary of RSUs is as follows:

		Weighted Avg.
	Number of Shares	Fair Value
Balance, December 31, 2022	3,221,677	$0.81
Forfeitures	(678,666)	0.54
Balance, December 31, 2023 and March 31, 2024	2,543,011	0.88

Vested at March 31, 2024	1,025,253	$0.95

17. Commitments and Contingencies

Legal proceedings

Schneyer

On February 25, 2019, Dr. Mark Schneyer (“Schneyer”) filed a lawsuit in Minnesota District Court, Fourth District (the “Court”), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. (“Vireo U.S.”), Dorchester Management, LLC (“Dorchester Management”), and Dorchester Capital, LLC (“Capital”), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC (“MaryMed”), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.’s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

While Vireo U.S. continues to believe that Schneyer’s claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changed the defendants’ position that they did nothing wrong and that the claims were baseless.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano’s compliance with document production based upon the Company’s belief that Verano was engaging in tactics to delay the litigation.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery.  The Company also prepared materials in anticipation of seeking summary determination of its claim, which it anticipates filing within 30 days.

Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.  The damages sought will be significant and material given that Verano’s breach left the Company in a vulnerable position resulting in the Company being constrained in its ability to fund growth initiatives that were desirable and that its competitors were able to undertake, most notably in Minnesota and New York markets.

Lease commitments

The Company leases various facilities, under non-cancelable finance and operating leases, which expire at various dates through September 2041.

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of the following items:

	Three Months Ended March 31,
	2024	2023
Salaries and benefits	$3,512,736	$3,797,410
Professional fees	1,427,096	890,167
Insurance expenses	569,185	635,439
Marketing	222,014	225,113
Other expenses	1,320,582	1,608,706
Total	$7,051,613	$7,156,835

19. Other Income (Expense)

On May 25, 2023, the Company and Grown Rogue International, Inc. (“Grown Rogue”) entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products. As part of this strategic agreement Grown Rogue granted the Company 8,500,000 warrants to purchase subordinate voting shares of Grown Rogue on October 5, 2023. These warrants were valued at $3,265,231 on March 31, 2024 using a stock price of $0.45, an exercise price of $0.17, an expected life of 4.52 years, an annual risk free rate of 4.21%, and volatility of 100%. The change in fair value relative to December 31, 2023 of $1,327,879 was recorded as other income in the unaudited condensed consolidated statement of loss and comprehensive loss for the three months ended March 31, 2024.

20. Supplemental Cash Flow Information(1)

	March 31,	March 31,
	2024	2023
Cash paid for interest	$6,799,193	$5,731,120
Cash paid for income taxes	—	—
Change in construction accrued expenses	(121,433)	—
Warrants issued in connection with financing activities	—	—

(1)	For supplemental cash flow information related to leases, refer to Note 9.

21. Financial Instruments

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, accounts receivable, and notes receivable. A small portion of cash is held on hand, from which management believes the risk of loss is remote. Receivables relate primarily to wholesale sales. The Company does not have significant credit risk with respect to customers. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted licenses pursuant to the laws of the states of Maryland, Minnesota, and New York with respect to cultivating, processing, and/or distributing marijuana. Presently, this industry is illegal under United States federal law. The Company has adhered, and intends to continue to adhere, strictly to the applicable state statutes in its operations.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of March 31, 2024, the Company’s financial liabilities consist of accounts payable, accrued liabilities, debt, and convertible debt. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company’s main source of funding has been additional funding from investors and debt issuances. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity or debt financing.

Legal Risk

Goodness Growth operates in the United States. The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of accepted safety for the use of the drug under medical supervision. The U.S. Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. In the U.S. marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. Given the Company’s financial transactions are rarely denominated in a foreign currency, there is minimal foreign currency risk exposure.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently carries variable interest-bearing debt subject to fluctuations in the United States Prime rate. A change of 100 basis points in interest rates during the three months ended March 31, 2024, would have resulted in a corresponding change in the statement of loss and comprehensive loss of $138,570.

22. Related Party Transactions

As of March 31, 2024, and December 31, 2023, there were $0 and $121,846 due to related parties, respectively.

23. Subsequent Events

On April 1, 2024, the Company executed a eighth amendment to its lease with its landlord on its cannabis cultivation and manufacturing facilities located in Johnstown, New York. As part of the eighth amendment to the lease in Johnstown, the Company extended its option to terminate the lease. Written notice of termination now needs to be provided by June 15, 2024. Additionally, the Company has a purchase option to buy the premises for $81,000,000. The purchase option extends through March 27, 2026, and the purchase price increases 3% every six months.

On April 1, 2024, ACE Ventures, LLC (“Ace”), a minority-owned business partnership in the State of New York, and the Company executed a binding term sheet whereby Ace plans to acquire the Company’s subsidiary, Vireo Health of New York (“VireoNY”), pending the satisfaction of closing conditions, including secured capital commitments and regulatory approval. Terms of the transaction include a purchase price between $3.0 and $5.0 million for Vireo Health of New York’s licenses, inventory and assets, as well as either Ace’s assumption of the lease agreement with Innovative Industrial Properties (“IIP”) for the Johnstown, NY cannabis cultivation and manufacturing campus or Ace’s acquisition of this campus. Ace has agreed to take financial responsibility for VireoNY’s operations, including its operating losses, beginning on April 1, 2024. These activities are expected to be supported initially by a $2.5 million unsecured loan from the Company to VireoNY.

On May 1, 2024, The Company announced that Josh Rosen, who has served as Interim CEO since February of 2023, has been appointed as Chief Executive Officer, effective immediately. Mr. Rosen, retains his Interim Chief Financial Officer title.

On May 1, 2024, The Company announced that it is in ongoing discussions with its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, to finalize a longer-term extension of its credit agreement. While this process remains ongoing, the parties have agreed to a short-term extension of the maturity date on their term loan until June 14, 2024, matching all other terms of the existing agreement.

On May 2, 2024, the Company announced that it has filed an application with the Supreme Court of British Columbia for summary determination in its ongoing litigation with Verano Holdings, Inc. (“Verano”) related to Verano’s wrongful termination of the share exchange agreement (the “Arrangement Agreement”) between the parties pursuant to which Verano agreed to acquire all of the outstanding capital stock of the Company in a transaction announced on February 1, 2022. The Company is seeking substantial damages, specifically US $869.0 million, as well as other costs and legal fees, based on Verano’s breach of contract and of its duty of good faith and honest performance. While the Company’s filing of its application for summary determination reflects its belief that Verano’s defense against its claims of unlawful conduct is without merit, the Company can make no assurances regarding the expected timeframe to resolve this litigation, or its ability to recover damages from Verano.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the financial information and the notes thereto included in Part I, Item 1 of this Quarterly Report on Form 10-Q. Some of the information contained in this discussion and analysis or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our outlook, plans and strategy for our business and potential financing, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or “forward-looking information” within the meaning of Canadian securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “remain,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would,” “should,” “potential,” “intention,” “strategy,” “strategic,” “approach,” “subject to,” “possible,” “pending,” “if,” or the negative or plural of these words or similar expressions or variations. Such forward-looking statements and forward-looking information are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements or forward-looking information. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this Quarterly Report on Form 10-Q and those discussed in the section titled “Risk Factors” set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, as amended, and in our other SEC and Canadian public filings. Such forward-looking statements reflect our beliefs and opinions on the relevant subject based on information available to us as of the date of this report, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

Amounts are presented in United States dollars, except as otherwise indicated.

Overview of the Company

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in three limited-license markets through our state-licensed subsidiaries, we cultivate and manufacture cannabis products and distribute these products through our growing network of Green Goods® and other retail dispensaries we own or operate as well as to third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

The termination of the Arrangement Agreement with Verano (as more fully described in Note 17 – Commitments and Contingencies – of our notes to our consolidated financial statement contained herein) gives rise to substantial doubt about the Company’s ability to continue as a going concern. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

Three months ended March 31, 2024, Compared to Three months ended March 31, 2023

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in two states. For the three months ended March 31, 2024, 81% of our revenue was generated from retail dispensaries and 19% from the wholesale business. For the three months ended March 31, 2023, 86% of our revenue was generated from retail business and 14% from wholesale business.

For the three months ended March 31, 2024, Minnesota operations contributed approximately 46% of revenues, New York contributed 12%, and Maryland contributed 42%. For the three months ended March 31, 2023, Minnesota operations contributed approximately 56% of revenues, New York contributed 18%, New Mexico contributed 6%, and Maryland contributed 20%.

Revenue for the three-months ended March 31, 2024, was $24,087,315, an increase of $4,998,892 or 26% compared to revenue of $19,088,423 for the three-months ended March 31, 2023. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, partially offset by the decrease in New Mexico revenues, which was divested in June of 2023.

Retail revenue for the three months ended March 31, 2024, was $19,599,440 an increase of $3,127,641 or 19% compared to retail revenue of $16,471,799 for the three months ended March 31, 2023, primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, partially offset by the decrease in New Mexico revenues, which was divested in June of 2023.

Wholesale revenue for the three months ended March 31, 2024, was $4,487,875, an increase of $1,871,251 compared to wholesale revenue of $2,616,624 for the three months ended March 31, 2023. The increase was primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023.

	Three Months Ended
	March 31,
	2024	2023	$Change	% Change
Retail:
MN	$10,977,089	$10,718,916	$258,173	2%
NY	1,821,269	2,361,942	(540,673)	(23)%
NM	—	1,052,316	(1,052,316)	(100)%
MD	6,801,082	2,338,625	4,462,457	191%
Total Retail	$19,599,440	$16,471,799	$3,127,641	19%

Wholesale:
MD	3,353,661	1,563,875	1,789,786	114%
NY	1,134,214	1,052,749	81,465	8%
Total Wholesale	$4,487,875	$2,616,624	$1,871,251	72%

Total Revenue	$24,087,315	$19,088,423	$4,998,892	26%
NY and NM	$(2,955,483)	$(4,467,007)	$1,511,524	(34)%
Total Revenue excluding NY and NM	$21,131,832	$14,621,416	$6,510,416	45%
N.M. Not Meaningful

Cost of Goods Sold and Gross Profit

Gross profit reflects total net revenue less cost of goods sold. Cost of goods sold represents the costs attributable to producing bulk materials and finished goods, which includes direct materials, labor, and certain indirect costs such as depreciation, insurance and utilities. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the three months ended March 31, 2024, was $11,842,888, an increase of $2,274,677 compared to the three months ended March 31, 2023, of $9,568,211.

Gross profit for the three months ended March 31, 2024, was $12,244,427, representing a gross margin of 51%. This is compared to gross profit for the three months ended March 31, 2023, of $9,520,212 or a 50% gross margin. The increase was primarily attributable to increased profit and margin contributions in Maryland driven by the commencement of Maryland adult-use sales on July 1, 2023.

We believe our current production capacity has not been fully realized and we expect future gross profits to increase with revenue growth reflective of higher demand, increased product output and new product development. However, we expect gradual price compression as markets mature, which could place downward pressure on our retail and wholesale gross margins.

Total Expenses

Total expenses other than the cost of goods sold consist of selling costs to support customer relationships, marketing, and branding activities. It also includes a significant investment in the corporate infrastructure required to support ongoing business.

Selling costs generally correlate to revenue. In the short-term as a percentage of sales, we expect selling costs to remain relatively flat.  However, as positive regulatory developments in our core markets occur, we expect selling costs as a percentage of sales to decrease via growth in our retail and wholesale channels.

General and administrative expenses also include costs incurred at the corporate offices, primarily related to personnel costs, including salaries, benefits, and other professional service costs, as well as corporate insurance, legal and professional fees associated with being a publicly traded company. We expect general and administrative expenses as a percentage of sales to decrease as we realize revenue growth organically and through positive regulatory developments in our core markets.

Total expenses for the three months ended March 31, 2024, were $7,484,983 a decrease of $1,666,723 compared to total expenses of $9,151,706 for the three months ended March 31, 2023. The decrease in total expenses is primarily attributable to a decrease in salaries and wages and stock-based compensation expense.

Operating Income before Other Income (Expense) and Income Taxes

Operating income before other income (expense) and provision for income taxes for the three months ended March 31, 2024, was $4,759,444 an increase of $4,390,938 compared to operating income of $368,506 for the three months ended March 31, 2023.

Total Other Expense

Total other expense for the three months ended March 31, 2024, was $7,525,904, an increase of $413,428 compared to other expense of $7,112,476 for the three months ended March 31, 2023. This change is primarily attributable to an increased interest expenses partially offset by the gain on warrants held of $1,327,879.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the three months ended March 31, 2024, tax expense totaled $3,945,000 compared to tax expense of $1,662,000 for the three months ended March 31, 2023.

NON-GAAP MEASURES

EBITDA is a non-GAAP measure that does not have a standardized definition under the generally accepted accounting principles in the United States of America (“GAAP”). Total Revenues excluding revenues from states where we have divested operations is also a non-GAAP measure that does not have a standardized definition under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measure EBITDA presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP.  Reconciliations of the supplemental non-GAAP financial measure Total Revenues that excludes revenues from states where we have divested operations presented herein to the most directly comparable financial measures calculated in accordance with GAAP can be found in the tables above where the measure appears. We have provided these non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. This supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

	Three Months Ended
	March 31,
	2024	2023
Net income (loss)	$(6,711,460)	$(8,405,970)
Interest expense, net	8,722,637	7,134,789
Income taxes	3,945,000	1,662,000
Depreciation & Amortization	253,581	319,277
Depreciation and amortization included in cost of goods sold	584,958	734,087
EBITDA (non-GAAP)	$6,794,716	$1,444,183

Liquidity, Financing Activities During the Period, and Capital Resources

We are an early-stage growth company. We are generating cash from sales and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are for capital expenditures and improvements in existing facilities, product development and marketing, customer, supplier, investor, industry relations, and working capital.

Current management forecasts and related assumptions support the view that we can adequately manage the operational needs of the business.

Credit Facility

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company repaid the note in full during the three months ended March 31, 2024.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal.  The remaining principal balance of $1,000,000 is due on November 19, 2024, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind (“PIK”) interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of loss and comprehensive loss for the three months ended March 31, 2024 and 2023.The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to PIK interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of March 31, 2024, $201,015 (December 31, 2023 - $1,524,531) of deferred financing costs remain unamortized.

Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% PIK. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all PIK and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid PIK interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of  March 31, 2024 $967,587 (December 31, 2023 - $1,083,697) of deferred financing costs remain unamortized.

Cash Used in Operating Activities

Net cash used in operating activities was $1.2 million for the three months ended March 31, 2024, a decrease of $2.6 million as compared to $3.8 million for the three months ended March 31, 2023. The decrease is primarily attributed to increased gross profit.

Cash Used in Investing Activities

Net cash used in investing activities was $1.0 million for the three months ended March 31, 2024, an increase of $0.3 million compared to net cash used in investing activities of $0.7 million for the three months ended March 31, 2023. The increase is primarily attributable to increased property, plant, and equipment additions relative to the prior year quarter.

Cash Used in Financing Activities

Net cash used in financing activities was $1.1 million for the three months ended March 31, 2024, a change of $0.8 million as compared to $0.3 million used in financing activities in the three months ended March 31, 2023. The change was principally due to repayment of a $1.0 million promissory note during the three months ended March 31, 2024.

Lease Transactions

As of March 31, 2024, we have entered into lease agreements for the use of buildings used in cultivation, production and/or sales of cannabis products in Maryland, Minnesota, and New York.

The lease agreements for all of the retail space used for our dispensary operations are with third-party landlords and remaining duration ranges from 1 to 6 years. These agreements are short-term facility leases that require us to make monthly rent payments as well as funding common area costs, utilities and maintenance. In some cases, we have received tenant improvement funds to assist in the buildout of the space to meet our operating needs. As of March 31, 2024, we operated 14 retail locations secured under these agreements.

We have also entered into sale and leaseback arrangements for our cultivation and processing facilities in Minnesota and New York with a special-purpose real estate investment trust. These leases are long-term agreements that provide, among other things, funds to make certain improvements to the property that will significantly enhance production capacity and operational efficiency of the facility.

Excluding any contracts under one year in duration, the future minimum lease payments (principal and interest) on all our leases are as follows:

	Operating Leases	Finance Leases
	March 31, 2024	March 31, 2024	Total
2023	$1,673,583	$10,183,227	$11,856,810
2024	3,047,603	13,773,155	16,820,758
2025	2,727,346	14,183,661	16,911,007
2026	2,474,144	14,606,527	17,080,671
2027	2,254,049	15,042,128	17,296,177
Thereafter	7,824,515	218,572,918	226,397,433
Total minimum lease payments	$20,001,240	$286,361,616	$306,362,856
Less discount to net present value	(4,750,354)	(192,721,556)	(197,471,910)
Less liabilities held for sale	(3,096,598)	(85,276,482)	(88,373,080)
Present value of lease liability	$12,154,288	$8,363,578	$20,517,866

ADDITIONAL INFORMATION

Outstanding Share Data

As of May 3, 2024, we had 111,362,081 shares issued and outstanding, consisting of the following:

(a)  Subordinate voting shares

111,041,230 shares issued and outstanding. The holders of subordinate voting shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at all shareholder meetings. All subordinate voting shares are ranked equally with regards to the Company’s residual assets. The Company is authorized to issue an unlimited number of no-par value subordinate voting shares.

(b)  Multiple voting shares

320,851 shares issued and outstanding. The holders of multiple voting shares are entitled to one hundred votes per share at all shareholder meetings. Each multiple voting share is exchangeable for one hundred subordinate voting shares. The Company is authorized to issue an unlimited number of multiple voting shares.

Options, Warrants, and Convertible Promissory Notes

As of March 31, 2024, we had 29,945,511 employee stock options outstanding, 2,543,011 RSUs outstanding, 3,037,649 Subordinate Voting Share compensation warrants denominated in C$ related to financing activities, and 16,400,000 Subordinate Voting Share compensation warrants outstanding.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2023, as amended.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk have been omitted as permitted under rules applicable to smaller reporting companies.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervisions of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2024, and, based on that evaluation, have concluded that the design and operation of our disclosure controls and procedures were effective as of such date.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are involved in various regulatory issues, claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material, adverse effect on our results of operations or financial condition. The information contained in Part I, Item 1. Financial Statement and Supplementary Date - Note 17, "Commitments and Contingencies," under the heading "Legal Proceedings," is incorporated by reference into this Item 1.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

No unregistered sales of equity securities or repurchase of equity securities occurred during the three months ended March 31, 2024.

Item 5. Other Information

Insider Trading Arrangements

During the three months ended March 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 6. Exhibits

Exhibit No.	Description of Exhibit

10.50

Fourth Amendment to the Employment Agreement by and among Goodness Growth Holdings, Inc., Vireo Health, Inc., and Amber Shimpa, dated December 21, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed January 9, 2024)

10.51

Goodness Growth Holdings, Inc. Nonstatutory Stock Option Agreement for Amber Shimpa dated December 21, 2023 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed January 9, 2024)

10.66	Sixth Amendment to Lease Agreement, dated March 5, 2024, by and between IIP-NY 2 LLC and Vireo Health of New York LLC

10.67	Seventh Amendment to Lease Agreement, dated March 11, 2024, by and between IIP-NY 2 LLC and Vireo Health of New York LLC

31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer

31.2	Rule 13a-14(a)/15d-14(a) certification of Interim Chief Financial Officer

32.1	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

Includes the following financial and related information from Goodness Growth’s Quarterly Report on Form 10-Q as of and for the quarter ended March 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders’ Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements.

104	The cover page from this Quarterly Report on Form 10-Q, formatted in Inline XBRL.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOODNESS GROWTH HOLDINGS, INC. (Registrant)

Date: May 7, 2024	By:	/s/ Joshua Rosen
		Name:	Joshua Rosen
		Title:	Chief Executive Officer and Interim Chief Financial Officer

Exhibit 10.66

SIXTH AMENDMENT TO LEASE AGREEMENT

THIS SIXTH AMENDMENT TO LEASE AGREEMENT (this “Amendment”) is entered into as of March 5, 2024 (the “Amendment Effective Date”), by and between IIP-NY 2 LLC, a Delaware limited liability company (“Landlord”), and Vireo Health of New York, LLC, a New York limited liability company (“Tenant”).

RECITALS

A.WHEREAS, Landlord and Tenant are parties to that certain Lease Agreement dated as of October 23, 2017, as amended by that certain First Amendment to Lease Agreement dated as of December 7, 2018, as further amended by that certain Second Amendment to Lease Agreement dated as of April 10, 2020, as further amended by that certain Third Amendment to Lease Agreement dated as of September 24, 2021, as further amended by that certain Fourth Amendment to Lease Agreement dated as of February 24, 2023, and as further amended by that certain Fifth Amendment to Lease Agreement dated as of October 27, 2023 (collectively, the “Existing Lease”), whereby Tenant leases the premises from Landlord located at 256 County Route 117 in Perth, New York; and

B.WHEREAS, Landlord and Tenant desire to modify and amend the Existing Lease only in the respects and on the conditions hereinafter stated.

AGREEMENT

NOW, THEREFORE, Landlord and Tenant, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, agree as follows:

1.Definitions. For purposes of this Amendment, capitalized terms shall have the meanings ascribed to them in the Existing Lease unless otherwise defined herein. The Existing Lease, as amended by this Amendment, is referred to collectively herein as the “Lease.” From and after the date hereof, the term “Lease,” as used in the Existing Lease, shall mean the Existing Lease, as amended by this Amendment.

2.Roadway and Access Easement; New CC&Rs. Tenant has requested, and Landlord has agreed, to execute and deliver that certain Easement Agreement in favor of Fulton Solar 1 LLC, Fulton Solar 2 LLC, Fulton Solar 3 LLC and Fulton Solar 4 LLC (collectively, the “Adjacent Solar Tenant”), a copy of which is attached hereto as Exhibit “A” to this Amendment and is hereby incorporated herein by reference (the “Easement”). Tenant acknowledges and agrees that upon Landlord’s execution of the Easement: (a) the Easement, including all of the terms and conditions set forth therein, shall be deemed to be part of the CC&Rs which Tenant is obligated to comply with at its sole cost and expense pursuant to

1

Section 13 of the Existing Lease, (b) Tenant shall be obligated to timely fulfill and satisfy all of Landlord’s obligations under the Easement as though Tenant signed the Easement as the landowner of the Property thereunder; (c) any failure by Tenant to satisfy the terms and conditions imposed upon the Landlord and the Premises under the Easement that is not cured within any applicable cure period thereunder shall be deemed a “Default” under the Lease; (d) Tenant shall promptly provide Landlord with copies of any notices of default or any other material communications delivered or received by Tenant in relation to the Easement; and (e) Tenant shall indemnify, save, defend (at Landlord’s option and with counsel reasonably acceptable to Landlord) and hold the Landlord Indemnitees harmless from and against any and all Claims of any kind or nature that arise during or after the Term as a result of Tenant’s failure to satisfy the terms and conditions imposed upon Landlord and the Premises under the Easement. The provisions of Section 2(e) shall survive any termination of the Lease.

3.Broker. Tenant represents and warrants that it has not dealt with any broker or agent in the negotiation for or the obtaining of this Amendment and agrees to reimburse, indemnify, save, defend (at Landlord’s option and with counsel reasonably acceptable to Landlord, at Tenant’s sole cost and expense) and hold harmless the Landlord Indemnitees for, from and against any and all cost or liability for compensation claimed by any such broker or agent employed or engaged by it or claiming to have been employed or engaged by it.

4.Effect of Amendment. Except as modified by this Amendment, the Existing Lease and all the covenants, agreements, terms, provisions and conditions thereof shall remain in full force and effect and are hereby ratified and affirmed. In the event of any conflict between the terms contained in this Amendment and the Existing Lease, the terms herein contained shall supersede and control the obligations and liabilities of the parties.

5.Successors and Assigns. Each of the covenants, conditions and agreements contained in this Amendment shall inure to the benefit of and shall apply to and be binding upon the parties hereto and their respective heirs, legatees, devisees, executors, administrators and permitted successors and assigns and sublessees. Nothing in this section shall in any way alter the provisions of the Lease restricting assignment or subletting.

6.Miscellaneous. This Amendment becomes effective only upon execution and delivery hereof by Landlord and Tenant. The captions of the paragraphs and subparagraphs in this Amendment are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof. All exhibits hereto are incorporated herein by reference. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option for a lease, and shall not be effective as a lease, lease amendment or otherwise until execution by and delivery to both Landlord and Tenant.

7.Authority. Tenant guarantees, warrants and represents that the individual or individuals signing this Amendment have the power, authority and legal capacity to sign this Amendment on behalf of and to bind all entities, corporations, partnerships, limited liability companies, joint venturers or other organizations and entities on whose behalf such individual or individuals have signed.

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8.Counterparts; Facsimile and PDF Signatures. This Amendment may be executed in one or more counterparts, each of which, when taken together, shall constitute one and the same document. A facsimile or portable document format (PDF) signature on this Amendment shall be equivalent to, and have the same force and effect as, an original signature.IN WITNESS WHEREOF, Landlord and Tenant have executed this Amendment as of the date and year first above written.

[Signatures omitted]

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Exhibit 10.67

SEVENTH AMENDMENT TO LEASE AGREEMENT

THIS SEVENTH AMENDMENT TO LEASE AGREEMENT (this “Amendment”) is entered into as of March 11, 2024 (the “Amendment Effective Date”), by and between IIP-NY 2 LLC, a Delaware limited liability company (“Landlord”), and Vireo Health of New York, LLC, a New York limited liability company (“Tenant”).

RECITALS

A.WHEREAS, Landlord and Tenant are parties to that certain Lease Agreement dated as of October 23, 2017, as amended by that certain First Amendment to Lease Agreement dated as of December 7, 2018, as further amended by that certain Second Amendment to Lease Agreement dated as of April 10, 2020, as further amended by that certain Third Amendment to Lease Agreement dated as of September 24, 2021, as further amended by that certain Fourth Amendment to Lease Agreement dated as of February 24, 2023, as further amended by that certain Fifth Amendment to Lease Agreement dated as of October 27, 2023, and as further amended by that certain Sixth Amendment to Lease Agreement dated as of March 5, 2024 (collectively, the “Existing Lease”), whereby Tenant leases the premises from Landlord located at 256 County Route 117 in Perth, New York; and

B.WHEREAS, Landlord and Tenant desire to modify and amend the Existing Lease only in the respects and on the conditions hereinafter stated.

AGREEMENT

NOW, THEREFORE, Landlord and Tenant, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, agree as follows:

1.Definitions. For purposes of this Amendment, capitalized terms shall have the meanings ascribed to them in the Existing Lease unless otherwise defined herein. The Existing Lease, as amended by this Amendment, is referred to collectively herein as the “Lease.” From and after the date hereof, the term “Lease,” as used in the Existing Lease, shall mean the Existing Lease, as amended by this Amendment.

2.Extension of Lease Termination Option. Pursuant to Tenant’s request, Landlord has agreed to extend the notice and termination dates with respect to Tenant’s option to terminate the Lease pursuant to Section 5 of the Fifth Amendment to the Lease as noted in the Recitals above. Accordingly, Section 5 of the Fifth Amendment of the Lease is hereby deleted in its entirety and replaced with the following:

“One-Time Lease Termination Option. So long as there is no

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material default or any Default that has occurred and is continuing, Tenant shall have a one-time right, exercisable by written notice (the “Lease Termination Notice”) delivered to Landlord on or before April 15, 2024 (the “Termination Notice Expiration Date”), to terminate the Lease (the “Lease Termination”) effective as of a date specified therein that is on or before April 30, 2024 (the “Lease Termination Date”); provided that, on or prior to the Lease Termination Date: (a) Tenant pays to Landlord the sum of Fourteen Million Dollars ($14,000,000.00) (the “Lease Termination Fee”); (b) Tenant pays all amounts due and owing as Rent up to and through the Lease Termination Date; (c) Tenant vacates and surrenders the Premises to Landlord in the condition required by the Lease; (d) prior to the Lease Termination Date, Tenant has not surrendered, terminated, transferred or assigned its rights in any permits, licenses or approvals required by the applicable state and local authorities for the operation of the Premises as a licensed cannabis cultivation and processing facility, nor has Tenant entered into any contract or other agreement of any kind with any party regarding the foregoing; and (e) prior to the Lease Termination Date, no affiliate of Tenant under any Additional Lease Agreement shall have surrendered, terminated, transferred or assigned its rights in any permits, licenses or approvals required by the applicable state and local authorities for the operation of the premises as a licensed cannabis cultivation and processing facility, nor has such tenant entered into any contract or other agreement of any kind with any party regarding the foregoing. In the event that Tenant fails to deliver a Lease Termination Notice on or before the Termination Notice Expiration Date (as the same may be extended pursuant to this Section 5) or otherwise fails to satisfy the requirements of this Section 5 as set forth herein, then Tenant shall be deemed to have waived the right to terminate the Lease pursuant to this Section 5 and the provisions of this Section 5 shall be deemed null, void and of no further force and effect. Tenant agrees to reasonably cooperate with Landlord to transition any necessary utilities or security or other Building systems as reasonably requested by Landlord to ensure adequate safety, ongoing maintenance and security of the Premises.”

3.Broker. Tenant represents and warrants that it has not dealt with any broker or agent in the negotiation for or the obtaining of this Amendment and agrees to reimburse, indemnify, save, defend (at Landlord’s option and with counsel reasonably acceptable to Landlord, at Tenant’s sole cost and expense) and hold harmless the Landlord Indemnitees for, from and against any and all cost or liability for compensation claimed by any such broker or agent employed or engaged by it or claiming to have been employed or engaged by it.

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4.Effect of Amendment. Except as modified by this Amendment, the Existing Lease and all the covenants, agreements, terms, provisions and conditions thereof shall remain in full force and effect and are hereby ratified and affirmed. In the event of any conflict between the terms contained in this Amendment and the Existing Lease, the terms herein contained shall supersede and control the obligations and liabilities of the parties.

5.Successors and Assigns. Each of the covenants, conditions and agreements contained in this Amendment shall inure to the benefit of and shall apply to and be binding upon the parties hereto and their respective heirs, legatees, devisees, executors, administrators and permitted successors and assigns and sublessees. Nothing in this section shall in any way alter the provisions of the Lease restricting assignment or subletting.

6.Miscellaneous. This Amendment becomes effective only upon execution and delivery hereof by Landlord and Tenant. The captions of the paragraphs and subparagraphs in this Amendment are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof. All exhibits hereto are incorporated herein by reference. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option for a lease, and shall not be effective as a lease, lease amendment or otherwise until execution by and delivery to both Landlord and Tenant.

7.Authority. Tenant guarantees, warrants and represents that the individual or individuals signing this Amendment have the power, authority and legal capacity to sign this Amendment on behalf of and to bind all entities, corporations, partnerships, limited liability companies, joint venturers or other organizations and entities on whose behalf such individual or individuals have signed.

8.Counterparts; Facsimile and PDF Signatures. This Amendment may be executed in one or more counterparts, each of which, when taken together, shall constitute one and the same document. A facsimile or portable document format (PDF) signature on this Amendment shall be equivalent to, and have the same force and effect as, an original signature.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Amendment as of the date and year first above written.

[Signatures omitted]

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Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joshua Rosen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Goodness Growth Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 7, 2024

By:	/s/ Joshua Rosen
Joshua Rosen
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joshua Rosen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Goodness Growth Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 7, 2024

By:	/s/ Joshua Rosen
Joshua Rosen
Interim Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Goodness Growth Holdings, Inc. (the “Company”) on Form 10-Q for the period ended March 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joshua Rosen
Joshua Rosen
Chief Executive Officer and Interim Chief Financial Officer
May 7, 2024